UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                       OR 12(g) OF THE SECURITIES ACT OF 1934

                         BURZYNSKI RESEARCH INSTITUTE, INC.
                         ----------------------------------
                   (Name of small business issuer in its Charter)

             DELAWARE                                             76-0136810
---------------------------------                            -------------------
  (State or Other Jurisdiction                                (I.R.S. Employer
of Incorporation or Organization)                            Identification No.)

 12000 Richmond Avenue, Houston, Texas                            77082-2431
---------------------------------------                      -------------------
(Address of Principal Executive Offices)                          (Zip Code)

                                 (281) 597-0111
                            ------------------------
                            (Issuer's Telephone No.)

          Securities to be registered under Section 12(b) of the Act:

Title of each class:                                of Each Exchange on which
to be so Registered                               Each Class is to be Registered
--------------------                              ------------------------------
      None                                                     N/A
--------------------                              ------------------------------

--------------------                              ------------------------------

           Securities to be Registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
           -----------------------------------------------------------
                                (Title of Class)

           -----------------------------------------------------------
                                (Title of Class)

                                     PART I

                             BUSINESS OF THE COMPANY

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

      The Burzynski Research Institute, Inc. (the "Company") was incorporated under the laws of the State of Delaware in 1984 in order to engage in the research, production, marketing, promotion and sale of certain medical chemical compounds composed of growth-inhibiting peptides, amino acid derivatives and organic acids which are known under the trade name "Antineoplastons." The Company believes that Antineoplastons are useful in the treatment of human cancer and other diseases of the body. Antineoplastons have not been approved for sale or use by the Food and Drug Administration of the United States Department of Health and Human Services ("FDA") or anywhere in the world, although the Company is currently conducting Phase II clinical trials of Antineoplastons. In the event Antineoplastons are registered and/or approved by the FDA, of which there can be no assurance, the Company will commence commercial operations, which shall include the production, marketing, promotion and sale of Antineoplastons in the part or parts of the Territory (as defined below) in which Antineoplastons become registered.

      The Company's sole source of revenue has been and continues to be payments made by Stanislaw R. Burzynski, M.D., Ph.D. ("Dr. Burzynski") pursuant to various arrangements between the Company and Dr. Burzynski. The Company does not expect to obtain revenue from any other source until such time as Antineoplastons are approved for use and sale by the FDA. However, the Company may obtain funds for operations in the event that it is successful in raising capital through the sale of its securities, of which there can be no assurance. (See Item 7 herein)

ANTINEOPLASTONS

      Dr. Burzynski commenced his cancer research in 1967 focusing on the isolation of various biochemicals produced by the human body as part of the body's possible defense against cancer. In the course of his research, Dr. Burzynski identified certain peptides, amino acid derivatives and organic acids in these biochemicals which appear to inhibit the growth of cancer cells. These derivatives were given the name "Antineoplastons" by Dr. Burzynski.

      Antineoplastons are found in the body fluids of humans. Dr. Burzynski believes that these substances counteract the development of cancerous growth by a biochemical process which does not inhibit the growth of normal tissues.

      Antineoplastons were initially isolated by Dr. Burzynski from normal human blood and urine. To date, Dr. Burzynski has developed six formulations of natural Antineoplastons and six synthetic formulations of Antineoplastons. All of the Phase II clinical trials currently being sponsored by the Company involve the use of four formulations of synthetic Antineoplastons known as A10 and AS2-1 in capsules and injections. The Company is currently conducting laboratory research involving a new generation of Antineoplastons A10 and AS2-1.

INTELLECTUAL PROPERTY

      From 1982 through 1997, fifty-two patents involving the formulation, preparation, manufacture, production, use, dosage and treatment with Antineoplastons (the "Patents") have been issued by the United States Patent Office and Patent Offices and Patent Officers of twenty-seven countries to Dr. Burzynski. The Patents for cancer treatment and diagnosis in the United States and Canada are licensed to the Company pursuant to a License Agreement dated June 29, 1983, as superseded by Amended License Agreement dated April 24, 1989 and Second Amended License Agreement dated March 1, 1990 (collectively, the "License Agreement"). Pursuant to the License Agreement, the Company holds an exclusive right to make, use, sell, distribute and otherwise exploit Antineoplastons in the United States, Canada and Mexico (the "Territory"). SEE "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

      The Company has entered into a license agreement with Dr. Burzynski which grants to the Company the exclusive right, in the United States, Canada, and Mexico, to use, manufacture, develop, sell, distribute, sub-license and otherwise exploit all of Dr. Burzynski's rights, title, and interests, including patent rights, in Antineoplaston drugs in the treatment and diagnosis of cancer. The Company will not be able to exploit such rights until such time as Antineoplastons are approved, of which there can be no assurance, by the FDA for sale in the United States. The Company owns, pursuant to the license agreement, exclusive rights to five (5) issued United States Patents and two (2) issued Canadian Patents. The Company has no patents in Mexico. The Company has one (1) pending patent application in the United States and one (1) pending patent application in Canada.

      The initial four (4) United States Patents (the "Initial Patents") relate to: (i) Determination of Antineoplastons in body tissue or fluids as a testing procedure to aid in the diagnosis of cancer; (ii) Processes for the preparation of purified fractions of Antineoplastons from human urine; (iii) Processes for the synthetic production of Antineoplastons and methods of treating neoplastic disease (cancer); and, iv) Administration of Antineoplastons to humans. The fifth United States patent relates to methods of synthesizing A-10. The Initial Patents expire from September 11, 2001 to December 17, 2002. The fifth United States patent expires January 11, 2009.

      The two (2) Canadian Patents (the "Canadian Patents") relate to: (i) Processes for the preparation of purified fractions of Antineoplastons from human urine and (ii) Processes for the synthetic production of Antineoplastons and methods of treating neoplastic disease (cancer). The Canadian Patents expire on June 4, 2002 and November 14, 2006, respectively.

      Both of the pending patent applications, one in the United States and the other in Canada, relate to Liposomal Antineoplaston Therapy using a "second generation" of Antineoplastons. Should these patents be granted, of which there can be no assurance, they would expire in the year 2017.

      The Company also depends upon unpatented proprietary technology, and may determine in appropriate circumstances that its interest would be better served by reliance upon trade secrets or confidentiality agreements rather than patents.

      The Company's success will depend in part on its ability to enforce patent protection for its products, preserve its trade secrets, and operate without infringing on the proprietary rights of third parties, in the United States, Canada, and Mexico. Because of the substantial length of time and expense associated with bringing new products through development and regulatory approval to the marketplace, the pharmaceutical and biotechnology industries place considerable importance on obtaining and maintaining patent and trade secret protection for new technologies, products and processes. There can be no assurance that the Company will develop additional products and methods that are patentable or that present or future patents will provide sufficient protection to the Company's present or future technologies, products and processes. In addition, there can be no assurance that others will not independently develop substantially equivalent proprietary information, design around the Company's patents or obtain access to the Company's know-how or that others will not successfully challenge the validity of the Company's patents or be issued patents which may prevent the sale of one or more of the Company's product candidates, or require licensing and the payment of significant fees or royalties by the Company to third parties in order to enable the Company to conduct its business. Legal standards relating to the scope of claims and the validity of patents in the fields in which the Company is pursuing research and development are still evolving, are highly uncertain and involve complex legal and factual issues. No assurance can be given as to the degree of protection or competitive advantage any patents issued to the Company will afford, the validity of any such patents or the Company's ability to avoid violating or infringing any patents issued to others. Further, there can be no guarantee that any patents issued to or licensed by the Company will not be infringed by the products of others. Litigation and other proceedings involving the defense and prosecution of patent claims can be expensive and time consuming, even in those instances in which the outcome is favorable to the Company, and can result in the diversion of resources from the Company's other activities. An adverse outcome could subject the Company to significant liabilities to third parties, require the Company to obtain licenses from third parties or require the Company to cease any related research and development activities or sales.

      The Company depends upon the knowledge, experience and skills (which are not patentable) of its key scientific and technical personnel. To protect its rights to its proprietary information, the Company requires all employees, consultants, advisors and collaborators to enter into confidentiality agreements which prohibit the disclosure of confidential information to anyone outside the Company and require disclosure and assignment to the Company of their ideas, developments, discoveries and inventions. There can be no assurance that these agreements will effectively prevent the unauthorized use or disclosure of the Company's confidential information.

GOVERNMENT REGULATION

      The FDA imposes substantial requirements upon, and conditions precedent to, the introduction of therapeutic drug products through lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time consuming procedures. There can be no assurance that the Company can satisfy FDA regulatory protocol to gain approval for Antineoplastons in the United States or that FDA approval for the sale of Antineoplastons in the United States will be obtained.

      The effect of the FDA drug approval process for Antineoplastons may impose costly procedures upon the Company's activities and to furnish a competitive advantage to the other companies which may compete with the Company in the field of cancer treatment drugs. The extent of potentially adverse government regulations which might arise from future legislation or administrative action cannot be predicted.

The Investigational New Drug Application Process in the United States

      The Investigational New Drug Application Process in the United States is governed by regulations established by the FDA which strictly control the use and distribution of investigational drugs ("IND"s) in the United States. The guidelines require that an application for an IND, filed by a sponsor, contain sufficient information to justify administering the drug to humans, that the application include relevant information on the chemistry, pharmacology and toxicology of the drug derived from chemical, laboratory and animal or in vitro testing, and that a protocol (the "Protocol") be provided for the initial study of the new drug to be conducted on humans.

      In order to conduct a clinical trial of a new drug in humans, a sponsor must prepare and submit to the FDA a comprehensive IND application. The focal point of the IND is a description of the overall plan for investigating the drug product and a comprehensive protocol for each planned study. The plan is carried out in three phases: Phase I, in which the pharmacological effects and possible toxicity are evaluated in a small number of volunteers or patients; Phase II, in which the drug is carefully evaluated in a small population of patients for the effectiveness of the drug and short-term side effects in controlled clinical trials; and Phase III, in which greater numbers of patients are employed and broader information is gathered to provide the basis for the drug's proper use by physicians.

      An investigator's brochure must be included in the IND and the IND must commit the sponsor to obtain initial and continual review and approval of the clinical investigation. A section describing the composition, manufacture and control of the drug substance and the drug product is included. Sufficient information is required to be submitted to assure the proper identification, quality, purity and strength of the investigational drug. A description of the drug substance, including its physical, chemical, and biological characteristics, must also be included in the IND. The general method of preparation of the drug substance must be included. A list of all components including interactive ingredients must also be submitted. There must be adequate information about pharmacological and toxicological studies of the drug involving laboratory animals or in vitro tests on the basis of which the sponsor has concluded that it is reasonably safe to conduct the proposed clinical investigation. Where there has been widespread use of the drug outside of the United States or otherwise, it is possible in some limited circumstances to use well-documented clinical experience in place of some other pre-clinical work.

      After the FDA approves the IND or allows it to become effective, the investigation is permitted to proceed, during which the sponsor must keep the FDA informed of new studies, including animal studies, make progress reports on the study or studies covered by the IND, and also be responsible for informing FDA and clinical investigators immediately of unforeseen serious side effects or injuries.

      When the clinical testing has been completed and analyzed, final manufacturing processes and procedures are in place, and other information required to be in a New Drug Application (an "NDA") is available to the manufacturer, a manufacturer may submit an NDA to the FDA. An NDA must be approved by the FDA covering the drug before its manufacturer can commence commercial distribution of the drug. The NDA contains a section describing the clinical investigations of the drug which section includes, among other things, the following: a description and analysis of each controlled clinical study pertinent to a proposed use of the drug; a description of each uncontrolled clinical study including a summary of the results and a brief statement explaining why the study is classified as uncontrolled; and a description and analysis of any other data or information relevant to an evaluation of the safety and effectiveness of the drug product obtained or otherwise received by the applicant from any source foreign or domestic. The NDA also includes an integrated summary of all available information about the safety of the drug product including pertinent animal and other laboratory data, demonstrated or potential adverse effects of the drug, including clinical significant potential adverse effects of administration of the drug contemporaneously with the administration of other drugs and other related drugs. A selection is included describing the statistical controlled clinical study and the documentation and supporting statistical analysis used in evaluating the controlled clinical studies.

      Another section of the NDA describes the human pharmacokinetic data and human bioavailability data (or information supporting a waiver of the submission of in vivo bioavailability data). Also included in the NDA is a section describing the composition, manufacture and specification of the drug substance including the following: a full description of the drug substance, its physical and chemical characteristics; its stability; the process controls used during manufacture and packaging; and such specifications and analytical methods as are necessary to assure the identity, strength, quality and purity of the drug substance as well as the bioavailability of the drug products made from the substance. NDAs contain lists of all components used in the manufacture of the drug product and a statement of the specifications and analytical methods for each component. Also included are studies of the toxicological actions of the drug as they relate to the drug's intended uses.

      The data in the NDA must establish that the drug has been shown to be safe for the use under its proposed labeling conditions and that there is substantial evidence that the drug is effective for its proposed use(s). Substantial evidence is defined by statute and FDA regulation to mean evidence consisting of adequate and well-controlled investigations, including clinical investigations by experts qualified by scientific training and experience, to evaluate the effectiveness of the drug involved.

PHASE II CLINICAL TRIALS CURRENTLY BEING CONDUCTED BY THE COMPANY

       The Company is currently sponsoring seventy-two Phase II clinical trials, which are being conducted pursuant to INDs filed with the FDA of which all are currently ongoing. Dr. Burzynski is acting as principal investigator during the clinical trials pursuant to a March 25, 1997 Royalty Agreement between the Company and Dr. Burzynski (see Item 7 herein.) All of the clinical trials are conducted at the offices of Dr. Burzynski in Houston, Texas.

      One of the clinical trials is for the treatment of breast cancer using Antineoplaston A10 capsules in combination with the FDA-approved drug Methotrexate. All other clinical trials are for the treatment of a wide variety of cancers using only a combination of Antineoplastons A10 and AS2-1. In most of these trials the intravenous formulations of Antineoplastons are used. In a few other trials, the oral formulations of Antineoplastons are used.

      Prior to approving an NDA ,the FDA requires only that a drug's safety and efficacy be demonstrated in "well-controlled" clinical trials. Several different types of controls are acceptable to the FDA. One of these is "Historic Control." If the course of a disease is well-known, the response of patients taking a drug can be compared to a historic group of patients with that disease who have not had medical intervention. For example, it is known that the tumors of patients suffering from primary malignant brain tumors ("PMBT") will continue to grow, eventually causing the patient's death. If a drug is administered to a patient with PMBT and the tumors of the patient disappear or shrink significantly, an assumption is made that there has been a response to the drug. All of the Company's clinical trials, except the study with Antineoplaston A10 and Methotrexate involve the use of Historic Controls.

      Further, all trials except one are "prospective clinical trials" ("PCT"). A PCT is a clinical trial wherein patients are accrued into and follow the clinical trial protocol from the very beginning of the trial. A retrospective trial, is a trial in which data from patients treated prior to the start of a clinical trial is considered. Results of retrospective trials are, in most instances, not acceptable to the FDA.

      The ultimate goal of any treatment for cancer is patient survival. However, the FDA has determined that requiring exhaustive data showing improved patient survival may unnecessarily delay the approval of new drugs. For that reason, the FDA permits sponsors of potential cancer treatment drugs to submit data showing benefit using "Surrogate Endpoints" (Milestone{s}), which correlate to patient benefit and probable improved survival. Each of the Company's Phase II trials describes such Milestones used to determine success or failure of the treatment employed. In most of the trials the Milestones used are radiographic evidence of tumor shrinkage by X-ray, computer aided tomography ("CT Scan") or magnetic resonance imaging ("MRI"). Where appropriate, tumor markers such as Prostate Specific Antigen ("PSA"), blood counts, or bone marrow biopsy are used in order to assess a tumor's growth.

      Where tumor size is used as the Milestone, each clinical trial Protocol describes a "complete response" as a complete disappearance of all tumors with no reoccurrence of tumors for at least four weeks. A "partial response" is described as at least a 50% reduction in the size of the total tumor size, with such reduction lasting at least four weeks. A "response" is described as either a complete or partial response. "Stable disease" is described as less than 50% reduction in size but no more than 50% increase in size of the tumor mass, lasting for at least twelve weeks. "Progressive disease" is described as more than 50% increase in total tumor mass or occurrence of new tumors.

      The protocols of the Company's clinical trials are of a two-stage design, wherein twenty patients are initially to be accrued. After a specified time period, if there are zero responses by patients after the first twenty patients, the trial will be discontinued and the drug declared to have less than desired activity. If there is at least one response, the trial will be continued until forty patients have been accrued. If the study continues, the following conclusions according to protocols based on forty patients can be made: If there are three or fewer responses, then there is less than desired activity. If there are four or more responses, then there is sufficient evidence to conclude that the Antineoplaston regimen used shows beneficial activity.

       There are no clinical trials being conducted that involve "double blind" studies and all but one clinical trial involve no randomization into multiple treatment groups. The one randomized trial is of A10 capsules plus Methotrexate, a proven chemotherapy agent, in the treatment of breast cancer. In this trial, persons are randomized into one of two groups; one group receives Methotrexate alone and one group receives Methotrexate and A10 capsules.

      As of October 1997, only two of the clinical trials have reached a Milestone. These are "Clinical Trial BT-18" and "Clinical Trial BT-11." Clinical Trial BT-18 is a trial involving the use of intravenous administration of Antineoplastons A10 and AS2-1 in the treatment of "mixed glioma", a type of PMBT. This trial was approved by the FDA in March of 1996, and the results have been evaluated after nine patients had been accrued. Of these there have been two complete responses and two partial responses. Another trial of Clinical Trial BT-11 involves patients with brain stem glioma. This trial was approved by the FDA in May 1996. After accrual of twelve patients there was one complete and three partial responses. However, there can be no assurance that the results of Clinical Trial BT-18 or Clinical Trial BT-11 can be repeated or that the other clinical trials will result in the same or similar responses. The Company intends to release updated information when it becomes available.

      The one trial that is retrospective is the CAN-1 Clinical Trial, which is a clinical trial of patients treated by Dr. Burzynski through February 23, 1996. An analysis has been made of the patients with PMBT in the CAN-1 trial. Of forty evaluable patients, seventeen have experienced more than 50% reduction in the size of their tumors, of whom seven had complete disappearance of tumor. The FDA has indicated it will not accept the data generated by this trial since it was not a wholly prospective one.

      Notwithstanding the response results of Clinical Trial BT-18 and Clinical Trial BT-11, management believes that it is likely that the FDA may require that additional clinical trials based upon the Clinical Trial BT-18 and Clinical Trial BT-11 Protocols be conducted by an institution not affiliated with the Company or Dr. Burzynski before advising that an NDA filing is warranted. At the present time the Company cannot predict when the Company will submit an NDA to the FDA, nor can the Company estimate the number or type of additional trials the FDA will require. Further, there can be no assurance that a NDA for Antineoplastons, as a treatment for cancer, will ever be approved by the FDA.

      No assurance can be given that any new IND for clinical tests on humans will be approved by the FDA for human clinical trials on cancer or other diseases, or that the results of such human clinical trials will prove that Antineoplastons are safe or effective in the treatment of cancer, or other diseases, or that the FDA would approve the sale of Antineoplastons in the United States if any application were to be made by the Company.

      The following table sets forth the title of the Protocol, the subject of the Protocol with dates submitted to the FDA, the number of persons currently enrolled in each study, and the number of persons who may ultimately participate in each study.

ACTIVE PHASE II CLINICAL TRIALS

====================================================================================================================================
                                                                                                                       Number of
                                                                                                     Number of       Patients who
Title of                                                                                              Persons       may Participate
Protocol                             Subject of Protocol and Date                                    Enrolled        in the Study
====================================================================================================================================
AD-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH CARCINOMA OF THE ADRENAL
       GLAND; Revised 7/20/96; Revised 9/28/96; Revised 4/14/97.                                            2             40
------------------------------------------------------------------------------------------------------------------------------------
BL-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH CARCINOMA OF THE BLADDER;           3             40
       Revised 7/20/96; Revised 9\28/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
BR-10  PROTOCOL FOR RANDOMIZED CONTROLLED TRIAL COMPARING METHOTREXATE TREATMENT ALONE TO THE
       COMBINATION OF METHOTREXATE AND ANTINEOPLASTON A10; Revised 4/12/97, Revised  7/28/97.               7             40
------------------------------------------------------------------------------------------------------------------------------------
BR-12  PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH CARCINOMA OF THE BREAST,           17             40
       Revised 7/20/96; Revised 4/29/97.
------------------------------------------------------------------------------------------------------------------------------------
BR-14  PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 CAPSULES IN PATIENTS WITH ADVANCED BREAST             6             40
       CANCER; 8/26/96; Revised 12/10/96; Revised 4/12/97.
------------------------------------------------------------------------------------------------------------------------------------
BR-6   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 INFUSIONS IN CHILDREN WITH HIGH GRADE GLIOMA;        9             40
       March 1996.
------------------------------------------------------------------------------------------------------------------------------------
BT-7   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH GLIOBLASTOMA MULTIFORME;           34             40
       March 1996;
------------------------------------------------------------------------------------------------------------------------------------
BT-8   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH ANAPLASTIC ASTROCYTOMA;             9             40
       Revised 4/14/97; Revised 9/15/97.
------------------------------------------------------------------------------------------------------------------------------------
BT-9   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH BRAIN TUMORS; Revised              11             40
       7/11/96; Revised 9/28/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
BT-10  PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN CHILDREN WITH BRAIN TUMORS; Revised               5             40
       7/11/96; Revised 9/28/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
BT-11  PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH BRAIN STEM GLIOMA; Revised
       5/15/96; Revised 7/11/96; Revised 9/28/96; Revised 5/10/97.                                         15             40
------------------------------------------------------------------------------------------------------------------------------------
BT-12  PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN CHILDREN WITH PRIMITIVE NEUROECTODERMAL
       TUMORS; (PNET), Revised 7/11/96, Revised 9/28/96; Revised 4/14/97.                                   5             40
------------------------------------------------------------------------------------------------------------------------------------
BT-13  PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN CHILDREN WITH LOW GRADE ASTROCYTOMA;
       Revised 7/11/96; Revised 9/28/96; Revised 4/14/97; Revised 9/5/97.                                   7             40
------------------------------------------------------------------------------------------------------------------------------------
BT-14  PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN CHILDREN WITH RHABDOID TUMOR OF THE CENTRAL
       NERVOUS SYSTEM; Revised 5/17/96; Revised 7/11/96; Revised 9/28/96; Revised 4/14/97.                  3             40
------------------------------------------------------------------------------------------------------------------------------------
BT-15  PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN ADULT PATIENTS WITH ANAPLASTIC ASTROCYTOMA;
       Revised 7/26/96; Revised 10/4/96; Revised 4/14/97; Revised 9/5/97.                                  17             40
------------------------------------------------------------------------------------------------------------------------------------


                                                                 7

====================================================================================================================================
                                                                                                                       Number of
                                                                                                     Number of       Patients who
Title of                                                                                              Persons       may Participate
Protocol                             Subject of Protocol and Date                                    Enrolled        in the Study
====================================================================================================================================
BT-16  PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN ADULT PATIENTS WITH LOW GRADE ASTROCYTOMA;         5             40
       Revised 7/26/96; Revised 10/4/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
BT-17  PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN ADULT PATIENTS WITH OLIGODENDROGLIOMA;             5             40
       Revised 7/26/96; Revised 10/4/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
BT-18  PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN ADULT PATIENTS WITH MIXED GLIOMA; Revised        12             40
       7/26/96; Revised 10/4/96; Revised 12/9/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
BT-19  PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH NEUROFIBROMA AND SCHWANNOMA;        0             40
       Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
BT-20  PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN ADULT PATIENTS WITH GLIOBLASTOMA
       MULTIFORME; Revised 7/26/96; Revised 10/4/96; Revised 4/14/97.                                      35             40
------------------------------------------------------------------------------------------------------------------------------------
BT-21  PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN ADULT PATIENTS WITH PRIMARY MALIGNANT BRAIN
       TUMORS; Partially Amended, pg.  9/5/95; Revised 9/10/96; Revised  4/14/97; Revised 8/25/97.         19             40
------------------------------------------------------------------------------------------------------------------------------------
BT-22  PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN CHILDREN WITH PRIMARY MALIGNANT BRAIN
       TUMORS; Partially Amended, pg.  11/5/97; Revised 4/14/97; Revised 9/10/97.                           4             40
------------------------------------------------------------------------------------------------------------------------------------
BT-23  PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 INFUSIONS IN CHILDREN WITH VISUAL PATHWAY
       GLIOMA; 5/22/96; Revised 11/18/96; Revised 4/14/97.                                                  2             40
------------------------------------------------------------------------------------------------------------------------------------
BT-24  PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 INFUSIONS IN PATIENTS WITH EPENDYMOMA;               7             40
       5/15/96; Revised 11/18/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
BT-25  PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 INFUSIONS IN PATIENTS WITH CRANIOPHARYNGIOMA;        0             40
       5/15/96; Revised 11/18/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
BT-26  PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 INFUSIONS IN PATIENTS WITH CHOROID PLEXUS            1             40
       NEOPLASM; 5/15/96; Revised 11/18/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
BT-27  PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 INFUSIONS IN PATIENTS WITH GERM CELL TUMOR OF        0             40
       THE BRAIN; 5/15/96; Revised 11/18/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
BT-28  PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 INFUSIONS IN PATIENTS WITH MENINGIOMA;               2             40
       5/17/96; Revised 9/10/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
CAN-1  PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH REFRACTORY MALIGNANCIES;          133            133
       Revised  7/11/96.
------------------------------------------------------------------------------------------------------------------------------------
CO-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH ADENOCARCINOMA OF THE COLON;
       Revised 7/9/96; Revised 9/7/96; (RE-2 was added to this Protocol) Revised 4/14/97.                  12             40
------------------------------------------------------------------------------------------------------------------------------------
CO-3   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 CAPSULES IN PATIENTS WITH ADENOCARCINOMA OF
       THE COLON; Revised 8/12/96; Revised 12/2196.                                                         4             40
------------------------------------------------------------------------------------------------------------------------------------
ES-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH ADENOCARCINOMA OF THE
       ESOPHAGUS; Revised 7/9/96; Revised 9/10/96; Revised 10/30/96; Revised 4/14/97.                       4             40
------------------------------------------------------------------------------------------------------------------------------------
HB-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN CHILDREN WITH HEPATOBLASTOMA; Revised
       7/8/96; Revised 9/10/96; Revised 3/2/97; Revised 4/14/97.                                            0             40
------------------------------------------------------------------------------------------------------------------------------------


                                                                 8

====================================================================================================================================
                                                                                                                       Number of
                                                                                                     Number of       Patients who
Title of                                                                                              Persons       may Participate
Protocol                             Subject of Protocol and Date                                    Enrolled        in the Study
====================================================================================================================================
HE-2   PHASE II STUDY OF ANTINEOPLASTONS A10 IN PATIENTS WITH PRIMARY LIVER CANCER; Origination date        1             40
       2/12/97; Revised 5/28/97.
------------------------------------------------------------------------------------------------------------------------------------
HN-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH CARCINOMA OF THE HEAD AND
       NECK; Revised 7/9/96; Revised 9/10/96; Revised 11/6/96; added Children's Informed Consent,           6             40
       Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
LA-3   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH ADENOCARCINOMA OF THE LUNG;
       Revised 7/20/96; Revised 9/28/96; Revised 4/14/97; Revised 6/26/97.                                 13             40
------------------------------------------------------------------------------------------------------------------------------------
LA-4   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH LARGE CELL, UNDIFFERENTIATED
       CARCINOMA OF THE LUNG Revised 7/20/96; Revised 9/28/96, Revised 12/11/96; Revised 4/14/97.           4             40
------------------------------------------------------------------------------------------------------------------------------------
LA-5   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH BRONCHIAL ALVEOLAR CARCINOMA
       OF THE LUNG; Revised 7/20/96; Revised 9/28/96; Revised 12/11/96;  Revised 4/14/97.                   1             40
------------------------------------------------------------------------------------------------------------------------------------
LA-6   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH SQUAMOUS CELL CARCINOMA OF
       THE LUNG; Revised 7/26/96; Revised 10/4/96; Revised 4/14/97.                                         5             40
------------------------------------------------------------------------------------------------------------------------------------
LA-7   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH SMALL CELL CARCINOMA OF THE         2             40
       LUNG; Revised 7/20/96; Revised 9/28/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
LA-10  PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 CAPSULES IN PATIENTS WITH NON SMALL CELL LUNG         9             40
       CANCER; Revised 8/12/96; Revised 9/9/96; Revised 12/9/96.
------------------------------------------------------------------------------------------------------------------------------------
LY-3   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH NON-HODGKIN'S LYMPHOMA;             2             40
       Revised 7/11/96; Revised 9/28/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
LY-6   PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH NON-HODGKIN'S LYMPHOMA, LOW
       GRADE; Revised 6/22/96; Revised 8/12/96; Revised 9/28/96; Revised 10/23/96; Revised 5/11/97.        18             40
------------------------------------------------------------------------------------------------------------------------------------
LY-7   PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH NON-HODGKIN'S LYMPHOMA,
       INTERMEDIATE GRADE; Revised 6/22/96; Revised 8/12/96; Revised 9/28/96; Revised 10/23/96;            10             40
       Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
LY-8   PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH NON-HODGKIN'S LYMPHOMA, HIGH         1             40
       GRADE; Revised 6/22/96; Revised 5/11/96.
------------------------------------------------------------------------------------------------------------------------------------
LY-9   PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH MANTLE ZONE LYMPHOMA., Revised       4             40
       6/22/96; Revised 9/10/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
LY-10  PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 WITH CHRONIC MYELOGENOUS LEUKEMIA; Revised            0             40
       10/4/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
LY-11  PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH MYCOSIS FUNGOIDES - SEZARY           0             40
       SYNDROME; Revised 9/10/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
LY-12  PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH PRIMARY CENTRAL NERVOUS SYSTEM
       LYMPHOMA; Revised 9/10/96; Revised 4/14/97.                                                          0             40
------------------------------------------------------------------------------------------------------------------------------------
LY-13  PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH PRIMARY LYMPHOMA OF THE
       GASTROINTESTINAL TRACT; Revised 9/10/96; Revised 4/14/97.                                            0             40
------------------------------------------------------------------------------------------------------------------------------------
LY-14  PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 INFUSIONS IN PATIENTS WITH CHRONIC LYMPHOCYTIC
       LEUKEMIA; Revised 5/22/96; Revised 9/18/96; Revised 12/9/96; Revised 4/14/97.                        2             40
------------------------------------------------------------------------------------------------------------------------------------


                                                                 9

====================================================================================================================================
                                                                                                                       Number of
                                                                                                     Number of       Patients who
Title of                                                                                              Persons       may Participate
Protocol                             Subject of Protocol and Date                                    Enrolled        in the Study
====================================================================================================================================
MA-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH MESOTHELIOMA; Revised 7/8/96;       4             40
       Revised 9/10/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
ME-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH MALIGNANT MELANOMA; Revised         8             40
       7/26/96; Revised 10/4/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
MF-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH MALIGNANT FIBROUS                   0             40
       HISTIOCYTOMA; June 1997.
------------------------------------------------------------------------------------------------------------------------------------
MM-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH MULTIPLE MYELOMA; Revised           5             40
       7/26/96; Revised 10/2/96.
------------------------------------------------------------------------------------------------------------------------------------
MW-2   PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH MACROGLOBULINEMIA OF
       WALDESTROM; Revised 7/26/96; Revised 10/4/96; Revised 4/14/97.                                       0             40
------------------------------------------------------------------------------------------------------------------------------------
NB-2   PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH NEUROBLASTOMA; Orig: Dec 6,          1             40
       1996; Revised 2/13/97; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
NE-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH NEUROENDOCRINE TUMORS;              3             40
       Revised 7/9/96; Revised 9/10/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
OV-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH CARCINOMA OF THE OVARY;             5             40
       Revised 7/20/96; Revised 9/28/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
PA-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH CARCINOMA OF THE PANCREAS;
       Revised 7/20/96; Revised 9/28/96; Revised 4/14/97.                                                  11             40
------------------------------------------------------------------------------------------------------------------------------------
PN-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH PRIMITIVE NEUROECTODERMAL
       TUMOR OUTSIDE THE CENTRAL NERVOUS SYSTEM; Orig: Dec 6, 1996; Revised 2/10/97; Revised 4/14/97.       1             40
------------------------------------------------------------------------------------------------------------------------------------
PR-4   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH ADENOCARCINOMA OF THE
       PROSTATE; Revised 7/5/96; Revised 10/3/96; Revised 7/9/97; Revised 10/14/97.                        11             40
------------------------------------------------------------------------------------------------------------------------------------
PR-5   PHASE II STUDY OF ADENOCARCINOMA OF THE PROSTATE WITH ANTINEOPLASTON A10 AND AS2-1 CAPSULES;
       Revised 5/16/96; Revised 7/29/96; Revised 10/3/96; Revised 10/14/97.                                16             40
------------------------------------------------------------------------------------------------------------------------------------
PR-6   PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 CAPSULES IN COMBINATION WITH TOTAL ANDROGEN
       BLOCKADE IN PATIENTS WITH ADENOCARCINOMA OF THE PROSTATE. 8/1/97; Revised 8/25/97.                   0             40
------------------------------------------------------------------------------------------------------------------------------------
PR-8   PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH ADENOCARCINOMA OF THE
       PROSTATE; Revised 7/5/96; Revised 9/10/96; Revised 4/14/97; Revised 10/14/97.                        0             40
------------------------------------------------------------------------------------------------------------------------------------
RN-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH CARCINOMA OF THE KIDNEY,
       Revised 7/20/96; Revised 9/28/96; Revised 10/25/96; Revised 4/14/97.                                 9             40
------------------------------------------------------------------------------------------------------------------------------------
SA-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH SOFT TISSUE SARCOMA; Revised        8             40
       7/8/96; Revised 9/10/96; revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
SI-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH CARCINOMA OF THE SMALL              1             40
       INTESTINE; Revised 7/9/96; Revised 9/10/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------
ST-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH ADENOCARCINOMA OF THE
       STOMACH; Revised 7/8/96; Revised 9/10/96; Revised 4/14/97.                                           6             40
------------------------------------------------------------------------------------------------------------------------------------
UC-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH CARCINOMA OF THE UTERINE
       CERVIX AND/OR VULVA; Revised 7/20/96; Revised 9/28/96; Revised 4/14/97.                              8             40
------------------------------------------------------------------------------------------------------------------------------------


                                                                 10

====================================================================================================================================
                                                                                                                       Number of
                                                                                                     Number of       Patients who
Title of                                                                                              Persons       may Participate
Protocol                             Subject of Protocol and Date                                    Enrolled        in the Study
====================================================================================================================================
UP-2   PHASE II STUDY OF ANTINEOPLASTONS A10 AND AS2-1 IN PATIENTS WITH CARCINOMA OF AN UNKNOWN
       PRIMARY; Revised 7/8/96; Revised 9/10/96; Revised 4/14/97.                                           6             40
------------------------------------------------------------------------------------------------------------------------------------
WT-2   PHASE II STUDY OF ANTINEOPLASTON A10 AND AS2-1 IN PATIENTS WITH WILMS' TUMOR.  Revised 7/8/96;       2             40
       Revised 9/10/96; Revised 4/14/97.
------------------------------------------------------------------------------------------------------------------------------------


COMPETITION

      There are many companies, universities, research teams and scientists, both private and government-sponsored, which are engaged in research aimed at producing cancer treatment agents and which have far greater financial resources and larger research staffs and facilities than the Company. In addition, there are other companies and entities, both private and government-sponsored, which are engaged in research aimed at compounds similar or related to the Company's Antineoplastons. To the extent that the United States Government also conducts research or supports other companies or individuals in their research, such companies or individuals may have a competitive advantage over the Company.

RESEARCH AND DEVELOPMENT

      The Company's principal research and development efforts conducted on behalf of Dr. Burzynski are currently diverted toward Antineoplastons. The anticancer activity of these compounds has been documented in preclinical studies employing the methods of cell culture, pharmacology, cell biology, molecular oncology, experimental therapeutics and animal models of cancer. At the level of Phase II clinical studies, the Company believes that the anticancer activity of Antineoplastons is supported by preliminary results from ongoing, FDA authorized, Phase II clinical trials.

      The cellular mechanism underlying the anticancer effects of Antineoplastons continues to be investigated in both the Company's own basic preclinical research program and in independent laboratories around the world. A review of this work suggests several mechanisms that may underlie the antineoplastic activity of Antineoplastons. For example, it has been found, in cell culture experiments, that Antineoplastons induce pathologically undifferentiated cancer cells to assume a more normal state of differentiation. Cell culture experiments have also shown that Antineoplaston components can kill some cancer cells by activating the cell's intrinsic "suicide" program. It must be noted that data collected in cell culture experiments may or may not indicate the mechanism of action of Antineoplastons in humans.

      At a more molecular or sub-cellular level, cell culture experiments have shown that Antineoplastons can block biochemical pathways involving oncogenes required to produce abnormal cell growth. In addition, cell culture experiments have shown that Antineoplastons can increase the expression of anticancer tumor suppressor genes. Although these experiments were conducted using human cancer cells, they may or may not indicate the mechanism of Antineoplaston action in humans.

      In addition to the original family of Antineoplaston compounds (the "Parental Generation"), the Company continues its development of a second generation of Antineoplastons. In cell culture experiments the second generation Antineoplastons which were developed by the Company, have been shown to be at least a thousand times more potent then the Parental Generation.

      The Company is also developing a third generation of structurally altered Antineoplaston that the Company believes will exhibit markedly improved anticancer activity in human cancer cell lines that have been resistant to the Parental Generation. However, increases of antineoplastic activity in cell culture experiments may or may not translate into increased efficacy in humans.

      The Company is also involved in ongoing studies examining the pharmacokinetics (absorption, distribution, metabolism, and excretion) and pharmacodynamics (dose-response) of Antineoplastons in patients with neoplastic disease.

      Total research and development expense for 1997 and 1996 were approximately $993,947 and $461,094, respectively. The Company's 1998 research and development plan calls for approximately $700,000 in development costs. For the six months ended August 31, 1997, the Company incurred approximately $364,000 in research and development costs.

ITEM 2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

      The following discussion contains trend information and other forward looking statements that involve a number of risks and uncertainties. The Company's actual results could differ materially from the Company's historical results of operations and those discussed in the forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those identified.

      The Company is primarily engaged in the research and development of drugs currently being tested for the use in the treatment of cancer, and provides chemical consulting services. The Company also holds the exclusive right in the United States, Canada and Mexico to use, manufacture, develop, sell, distribute, sublicense and otherwise exploit all the rights, titles and interest in Antineoplaston drugs used in the treatment of cancer. The Company will not be able to exercise such exclusive rights until the drug is approved for sale by the FDA. The Company received the majority of its income from royalty, rent, administrative service and supply agreements with Dr. Burzynski, which were entered into January 23, 1992.

RESULTS OF OPERATIONS

      Under the royalty agreement in effect at the time, the Company received 17% of Dr. Burzynski's gross clinic revenues for treatment in the U.S., Canada and Mexico, excluding consultations, office visits, sales and rental of pharmaceutical equipment and medicine and chemicals produced for the Company. The Company received revenue from the royalty agreement amounting to $1,454,469 and $1,538,735 for the years ending February 28, 1997 and February 29, 1996, respectively. The royalty revenue decreased $84,266 or 5.47% from 1996 to 1997.

      Rental income was generated from (i) a personal property lease by the Company to Dr. Burzynski covering equipment and maintenance of property located 12707 Trinity Drive, Stafford, Texas, (ii) a sublease by the Company to Dr. Burzynski covering the premises leased by the Company at 12707 Trinity Drive, Stafford, Texas, and (iii) a sublease by the Company to Dr. Burzynski of certain equipment located at its Corporate offices in Houston, Texas, used by the Company for its Department of Medicine and certain administrative functions. Rental income was $397,719 and $478,219 for the years ending in 1997 and 1996, respectively. The decrease in rental income of $80,500 or 16.83% from 1996 to 1997 was due to Dr. Burzynski buying the building located at 12707 Trinity Drive in July 1996 and the canceling of the related sublease by the Company to Dr. Burzynski.

      Under the administrative services agreement Dr. Burzynski agreed to pay for (i) 60% of the Company's payroll, including IRS withholding and unemployment taxes, and (ii) 60% of the Company's employees insurance, including medical, dental, life, disability and worker's compensation. Revenue generated under this agreement amounted to $930,266 and $916,817 for the years ending in 1997 and 1996. The increase in administrative services income of $13,449 or 1.47% was due to the increase in personnel.

      Cost of operations were $1,211,863 and $1,159,703 for the years ending in 1997 and 1996. The increase of $52,160 or 4.5% was due to the following: (i) increase in personnel cost of $221,351, (ii) increase in analytical chemistry supplies of $51,894, (iii) decrease in building rent of $105,257, (iv) decrease in maintenance and repair cost of $68,483, and (v) decrease in other building and equipment costs of $47,345.

      General and administrative expenses were $884,288 and $1,096,867 for the years ending in 1997 and 1996. The decrease of $212,579 or 19.38% was due to the following: (i) increase legal fees of $133,571, (ii) decrease in personnel cost of $360,061 and (iii) increase in other G&A expenses of $13,911.

      Research and development costs were $993,947 and $461,094 for the years ending in 1997 and 1996. The increase of $532,853 or 115.6% was mainly due to the Company agreeing to pay 20% of the cost of chemicals used in Phase II clinical trials conducted by Dr. Burzynski form March 1, 1996 to February 28, 1997.

FINANCIAL CONDITION

      The Company had net losses of $541,825 and $50,499 for the years ending February 28, 1997 and February 29, 1996. The increase in the net loss from 1996 and 1997 is mostly attributable to the increase in the research and development cost mainly due to the payment of the 20% of the cost of chemicals used in the Phase II clinical trials. As of February 28, 1997 the Company had a total stockholders' deficit of $347,698.

      The Company has generated substantially all of its revenues from agreements between the Company and Dr. Burzynski. Effective March 1, 1997 the Company entered into a research funding agreement with Dr. Burzynski and terminated all of the royalty, rent, administrative services and supply agreements entered into on January 23, 1992. Under this research funding agreement the Company agrees to undertake all scientific research in connection with the development of new or improved Antineoplastons for the treatment of cancer and other diseases. The Company will hire such personnel as is required to fulfill this obligation. Dr. Burzynski agrees to fund in its entirety all basic research which the Company undertakes in connection with the development of other Antineoplastons or refinements to existing Antineoplastons for the treatment of cancer and other diseases. Dr. Burzynski agrees to pay the expenses to conduct the clinical trials for the Company. Dr. Burzynski also agrees to provide the Company such laboratory and research space as the Company needs at the Trinity Drive facility in Stafford, Texas, and such office space as is necessary at Trinity Drive and at 12000 Richmond Avenue facility, at no charge to the Company. Dr. Burzynski may fulfill his obligation in part by providing such administrative staff as is necessary for the Company to manage its business, at no cost to the Company. Dr. Burzynski agrees to pay the full amount of the monthly and annual budget or expenses for the operation of the Company, together with such other unanticipated but necessary expenses which the Company incurs.

      The amounts which Dr. Burzynski is obligated to pay under the agreement shall be reduced dollar for dollar by the following: (i) any income which the Company receives for services provided to other companies for research and/or development of other products, less such identifiable marginal or additional expenses necessary to produce such income, or (ii) the net proceeds of any stock offering or private placement which the Company receives during the term of the agreement up to a maximum of $1,000,000 in a given Company fiscal year. The initial term of the agreement is one year, and will be automatically renewed for three additional one year terms, unless one party notifies the other party at least ninety days prior to the expiration of the term of the agreement of its intention not to renew the agreement. The agreement shall automatically terminate in the event that Dr. Burzynski owns less than fifty percent of the outstanding shares of the Company, or is removed as President and or Chairman of the Board of the Company, unless Dr. Burzynski notifies the Company in writing of his intention to continue the agreement notwithstanding this automatic termination provision. There is no assurance that Dr. Burzynski will be able to fulfill his part of this research funding agreement.

      It is the Company's intention to seek additional capital through the sale of securities. The proceeds from such sales will be used to fund the Company's operating deficit until it achieves positive operating cash flow. There can be no assurance that the Company will be able to raise such additional capital.

      In January, 1992 the Department of Health of the State of Texas filed a lawsuit against the Company and Dr. Burzynski for injunctive relief and statutory fines and costs relating to the use of Dr. Burzynski's treatment, which was alleged to be a violation of state law. There has been very little activity in the case. The case has been on trial calendar for the past year and a half, but has continued by the agreement of the parties. The injunctive part of the case is largely moot insofar as at the present time all of Dr. Burzynski's patients are enrolled in FDA approved clinical trials or have FDA approval under special exceptions. The only part of the case which is not moot is the statutory damage claim, which is for attorney's fees, investigative costs, and administrative fines. Although, the statute provides for administrative fines up to $25,000 per day per violation, it is the opinion of the Company's legal counsel that it is extremely unlikely that the maximum statutory fine or anything close to it would be assessed by the trier of fact. The Company intends to vigorously defend this case unless an amicable settlement can be reached prior to trial.

      The Company's independent auditors' report on the Company's financial statements includes an explanation paragraph stating that the Company has incurred losses from operations, and has a working capital deficiency that raises substantial doubt about the Company's ability to continue as a going concern. Further, the auditors' report does not include any adjustments that might result from the outcome of this uncertainty.

     IN REVIEWING MANAGEMENT'S DISCUSSION AND ANALYSIS, REFERENCE SHOULD BE
        MADE TO THE FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED BELOW
             AS PART F/S (FINANCIAL STATEMENTS) IN THIS FORM 10-SB.

ITEM 3. DESCRIPTION OF PROPERTY

      The Company does not own or invest in real estate, interests in real estate, real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

      The Company maintains its laboratory in premises owned by Dr. Burzynski and his wife, Dr. Barbara Burzynski (the "Burzynskis"). Pursuant to arrangements with the Burzynskis (see Item 7 herein), the Company occupies certain premises located at (i) 12707 Trinity Drive, Stafford, Texas for office, laboratory and medical research purposes (comprised of a total of 675 square feet); and (ii) 12000 Richmond Avenue, Houston, Texas for its executive offices (comprised of a total of 1569 square feet).

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

                                                                    Amount and nature
Title of class         Name / address of beneficial owner          of beneficial owner       Percent of class
--------------         ----------------------------------          -------------------       ----------------
Common Stock           Stanislaw R. Burzynski, M.D., Ph.D.          105,000,000 shares            79.92%

SECURITY OWNERSHIP OF MANAGEMENT.

                                                                    Amount and nature
Title of class         Name / address of beneficial owner          of beneficial owner       Percent of class
--------------         ----------------------------------          -------------------       ----------------
Common Stock           Stanislaw R. Burzynski, M.D., Ph.D.          105,000,000 shares            79.92%

Common Stock           Tadeusz Burzynski, M.Sc., .E.E.                  712,506 shares              .54%

Common Stock           Dean Mouscher                                    206,000 shares              .16%

Common Stock           Barbara Burzynski, M.D.                           50,000 shares             .038%

Common Stock           Michael H. Driscoll, Esq.                        160,000 shares              .12%

Common Stock           Carlton Hazelwood, Ph.D.                          20,000 shares             .015%

      As of November 20, 1997, there were 131,389,444 shares of the Company's Common Stock outstanding.

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

      The executive officers and directors of the Company are as follows:

      Name                                Age         Office
      ----                                ---         ------

Stanislaw R. Burzynski, M.D., Ph.D.       54          Director and President

Tadeusz Burzynski, M.Sc., E.E.            65          Senior Vice President and
                                                      Director

Dean Mouscher                             45         Secretary

Barbara Burzynski, M.D.                   57          Director

Michael H. Driscoll, Esq.                 51          Director

Carlton Hazelwood, Ph.D.                  62          Director


      STANISLAW R. BURZYNSKI, M.D., PH.D., has been a Director, President, and Chairman of the Board of Directors of the Company since its inception in 1984. Dr. Burzynski is a physician in private practice in Houston, Texas specializing in the treatment of cancer. Dr. Burzynski is the husband of

Barbara Burzynski, M.D. and the brother of Tadeusz Burzynski, M.Sc., E.E.

      Currently listed in Who's Who In The World, and a member in good standing with both the American and World Medical Associations, Dr. Burzynski, is an internationally recognized physician and scientist who has pioneered the development and use of biologically active peptides in diagnosing, preventing, and treating cancer since 1967. In 1967, Dr. Burzynski graduated from the Medical Academy in Lublin Poland, with an M.D. degree with distinction, finishing first in his class of 250, and subsequently earned his Ph.D. in Biochemistry.

      From 1970 to 1977, he was a researcher and Assistant Professor at Baylor College of Medicine in Houston, at Baylor, Dr. Burzynski's research was sponsored and partially funded by the National Cancer Institute. Also at Baylor, he authored and co-authored sixteen publications, including five concerning his research on peptides and their effect on human cancer. Four of these publications were also co-authored by other doctors associated with M.D. Anderson Hospital and Tumor Institute, and Baylor College of Medicine. In May, 1977, Dr. Burzynski received a Certificate of Appreciation from Baylor College of Medicine and in that same year founded the Company.

      Dr. Burzynski is a member of the American Medical Association, American Association for Cancer Research, Harris County Medical Society, New York Academy of Sciences, Society for Neuroscience, Texas Medical Association, the Society of Sigma Xi, and has privileges at Twelve Oaks Hospital located near the Burzynski Research Institute in Houston. He is the author of 170 scientific publications, presenter of scientific papers at major international conventions, and has been awarded fifty-two patents covering twenty-seven countries for his Antineoplaston treatment. Other groups are working in conjunction with him, including researchers at the University Kurume Medical School in Japan.

      TADEUSZ BURZYNSKI, M.SC., E.E., Vice President in Charge of Technical Operations and a Director of Burzynski since 1981, is the brother of Dr. Burzynski. Mr. Burzynski has been project manager for the construction of several medically related facilities around the world including a biological research center at the University of Cracow, Cracow, Poland, three hospitals and a medical center. Mr. Burzynski has also lived approximately six years in Brazil, during which time he was engaged in various capacities including design and technical supervisor for the construction of various chemical refineries. He received his Bachelor of Science in Electrical Engineering from the Academy of Mining and Metallurgy in Cracow, Poland in 1958, and Master of Science from the Federal University in Santa Maria, Brazil in 1981. Mr. Burzynski is primarily responsible for the design, assembly, installation and operation of Burzynski's processing and manufacturing facilities.

      DEAN MOUSCHER has been a Secretary of the Company since 1995 and is employed by Dr. Burzynski's medical practice in the capacity of Director of Clinical Trials. Prior to his Directorship, Mr. Mouscher was self-employed as a floor trader at the Chicago Board of Trade, trading for his own account. Currently, he owns The English Center, a corporation in Chicago, Illinois which employs individuals to teach the English language to people whose first language is Polish.

      BARBARA BURZYNSKI, M.D., a Director and the wife of Dr. Dr. Burzynski, has been the Chairman of the Department of Pharmacy of Burzynski and the predecessor sole proprietorship since inception. From January 1976, to July 1977, she was a Research Assistant in the Department of Pediatrics at Baylor College of Medicine and from 1970 to 1975, was a Resident Physician in the Department of Obstetrics and Gynecology at the Medical Academy, Lublin, Poland. Dr. Burzynski graduated with and M.D. in 1966 from the Medical Academy, Lublin, Poland, and has published three articles on studies with Antineoplastons.

      MICHAEL H. DRISCOLL, ESQ. has been a Director of the Company since 1984. Mr. Driscoll is a former judge and the County Attorney of Harris County, Texas. Mr. Driscoll is also a Director, Vice Chairman, Secretary and Treasurer of Brittan Communications International Corp.

      CARLTON HAZELWOOD, PH.D. has been a Director of the Company since 1997. Dr. Hazelwood is currently employed as a professor at the Baylor College of Medicine and received his Ph.D. in Medical Physiology from the University of Tennessee. Dr. Hazelwood is a prolific writer on medical topics and has been recognized for his research with numerous awards, honors and research grants.

ITEM 6. EXECUTIVE COMPENSATION

                                                     SUMMARY COMPENSATION TABLE

                                                                                                    Long-Term Compensation
                                                                                                             Awards
                                                               Annual Compensation          ----------------------------------------
                                                Fiscal        --------------------          Restricted Stock   Securities Underlying
Name / Position                                  Year           Salary       Bonus               Awards            Options/SARs
---------------                                 ------         --------      -----          ----------------   ---------------------
Stanislaw R. Burzynski, M.D., Ph.D.              1997          $290,000       -0-                  -0-                   -0-
President

Tadeusz Burzynski, M.Sc., E.E.                   1997          $158,000       -0-                  -0-                   -0-
Senior Vice President

Robert Waldbillig, Ph.D.                         1997          $100,000       -0-                  -0-                   -0-
Vice President of Research

Dean Mouscher                                    1997          $ 60,000       -0-                  -0-                   -0-
Secretary

Mohammad K. Sheikh, Ph.D.                        1997          $ 55,000       -0-                  -0-                   -0-
Chairman, Dept. Of Organic Chemistry

Andrzej Czerwinski, Ph.D.                        1997          $ 45,000       -0-                  -0-                   -0-
Research and Development Manager

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      Dr. Burzynski, is President, Chairman of the Board and owner of 79.92% of the Company's outstanding Common Shares. The Company has entered into a license agreement with Dr. Burzynski which gives the Company the exclusive right in the United States, Canada and Mexico to use, manufacture, develop, sell, distribute, sublicense and otherwise exploit all of his rights, title and interests in Antineoplaston drugs, in treatment and diagnosis of cancer, including but not limited to any patent rights which may be granted in these countries. The license is terminable at the option of Dr. Burzynski, if he is removed as Chairman of the Board or President of the Company, or if any shareholder or group of shareholders acting in concert becomes the beneficial owner of the Company's securities having voting power equal to or greater than the voting power of the securities held by him. This license agreement was amended on April 24, 1984 and on March 2, 1990 whereby the Company modified its rights it holds from Dr. Burzynski by granting to Dr. Burzynski the limited right to manufacture, use, and exploit Antineoplastons in the Company's exclusive territory solely for the purpose of enabling Dr. Burzynski to treat patients in his medical practice until such date that the FDA may approve the use and sale of Antineoplastons for the treatment of cancer in the United States.

      The Company and Dr. Burzynski entered into the following agreements on January 23, 1992:

      o A personal property lease between the Company and Dr. Burzynski pursuant to which the Company leased equipment located at 12707 Trinity Drive, Stafford, Texas to Dr. Burzynski.

      o A sublease by the Company to Dr. Burzynski of certain equipment located at its Corporate offices in Houston, Texas,

      o An arrangement pursuant Dr. Burzynski agreed to pay the Company the following:

            o     60% of the Company's payroll expenses;

            o 60% of Company's employees' perquisites including medical, dental, life, disability and worker's compensation insurance

            o 17% of gross clinical revenues for treatment in the U.S., Canada and Mexico, excluding consultations, office visits, sales and rental of pharmaceutical equipment and medicine and chemicals produced for the Company.

      The following is a list of transactions that occurred during the fiscal year ended February 28, 1997

      Royalties, rents, administrative services and supplies
        paid by Dr. Burzynski.                                       $ 2,782,554

      Amounts due from Dr. Burzynski for billings recorded
        in accounts receivable at year end.                          $   398,885


      Payments made to Dr. Burzynski for 20% of the cost of
        chemicals used in clinical trials being conducted by
        Dr. Burzynski from March 1, 1996 to February 28, 1997.       $   593,242

      Company expenses paid by Dr. Burzynski for legal fees,
        rent, and security services.                                 $   345,500

      Short term loans made to the Company by Dr. Burzynski
        during the year.                                             $    24,300

      Repayment of short term loans made by Dr. Burzynski
        during the year.                                             $    24,300

      Interest paid to Dr. Burzynski for short term loans
        during the year.                                             $       178


      Effective March 1, 1997, the Company entered into a research funding agreement with Dr. Burzynski (the "Research Funding Agreement") and terminated all of the aforementioned agreements.

The term of the Research Funding Agreement is for one year, and is automatically renewable for three additional one year terms, unless one party notifies the other party at least ninety days prior to the expiration of the term of the agreement of its intention not to renew the agreement. In addition to the foregoing termination provisions, the agreement automatically terminates in the event that Dr. Burzynski owns less than fifty percent of the outstanding shares of the Company, or is removed as President and/or Chairman of the Board of the Company, unless Dr. Burzynski notifies the Company in writing of his intention to continue the agreement notwithstanding this automatic termination provision. Pursuant to the Research Funding Agreement:

o The Company agreed to undertake all scientific research in connection with the development of new or improved Antineoplastons for the treatment of cancer and other diseases. The Company will hire such personnel as is required to fulfill its obligations under the agreement;

o Dr. Burzynski agreed to fund in its entirety all basic research which the Company undertakes in connection with the development of other Antineoplastons or refinements to existing Antineoplastons for the treatment of cancer and other diseases;

o Dr. Burzynski agreed to pay the expenses to conduct the clinical trials for the Company;

o Dr. Burzynski agreed to provide the Company such laboratory and research space as the Company needs at the Trinity Drive facility in Stafford, Texas, and such office space as is necessary at Trinity Drive and at 12000 Richmond Avenue facility, at no charge to the Company;

o The parties agreed that Dr. Burzynski may fulfill his obligations in part by providing such administrative staff as is necessary for the Company to manage its business, at no cost to the Company;

o Dr. Burzynski agreed to pay the full amount of the monthly and annual budget or expenses for the operation of the Company, together with such other unanticipated but necessary expenses which the Company incurs. Payments from Dr. Burzynski to the Company of the monthly budget shall be made in two equal installments on the first and fifteenth of each month;

o In the event the research described in the agreement results in the approval of any additional patents, Dr. Burzynski shall own all such patents, but shall license to the Company the patents based on the same terms, conditions and limitations as provided by the License Agreement;

o Dr. Burzynski shall have unlimited and free access to all equipment which the Company owns, so long as such use is not in conflict with the Company's use of such equipment, including without limitation to all equipment used in manufacturing of Antineoplastons used in the clinical trials;

o The amounts which Dr. Burzynski is obligated to pay under the agreement shall be reduced dollar for dollar by the following:

      o Any income which the Company receives for services provided to other companies for research and/or development of other products, less such identifiable marginal or additional expenses necessary to produce such income (such as purchase of chemicals, products or equipment solely necessary to engage in such other research and development activity); and

      o The net proceeds of any stock offering or private placement which the Company receives during the term of the agreement up to a maximum of $1,000,000 in a given Company fiscal year.

      On March 25, 1997 the Company and Dr. Burzynski entered into a Royalty Agreement, which was amended on September 29, 1997, pursuant to which Dr. Burzynski agreed to act as the principal clinical investigator of the clinical trials necessary for obtaining FDA approval for interstate marketing and distribution of Antineoplastons. The parties agreed that in the event the Company receives FDA approval for interstate marketing and distribution, of which there can be no assurance, the Company shall pay Dr. Burzynski a royalty of 10% (ten percent) of the Company's gross income, which royalty shall be paid on all gross receipts from all future sales, distributions and manufacture of Antineoplastons.

      Pursuant to the Royalty Agreement, the Company granted to Dr. Burzynski the right to (i) either produce Antineoplaston products for use in his medical practice to treat up to 1,000 patients, at any one time, without paying any fees to the Company, or purchase from the Company enough Antineoplaston products to treat up to 1000 patients, at any one time, at a price equal to cost plus 10% (ten percent); and (ii) lease or purchase all the manufacturing equipment located at 12707 Trinity Drive, Stafford, Texas at a fair market price. The Royalty Agreement further provided that the Company will have the right, when and if Antineoplastons are approved for use and sale by them FDA, to (i) produce all Antineoplaston products to be sold or distributed in the United States, Canada and Mexico for the treatment of cancer; and (ii) to lease from Dr. Burzynski the entire premise located at 12707 Trinity Drive, Stafford, Texas at terms and rates competitive with those available in the real estate market at the time, provided that Dr. Burzynski does not need the facility for his use.

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

      The Company is authorized to issue 200,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby when issued against the consideration set forth in this Prospectus will be, fully paid and nonassessable.

      Section 203 of the Delaware General Corporation Law provides that if a person acquires 15% or more of the stock of a Delaware corporation, the person becomes an "interested stockholder" and may not engage in a "business combination" with that corporation for a period of three years. The term "business combination" includes a merger, a sale of assets or a transfer of stock. The three year moratorium may be terminated if any of the following conditions are met: (1) the Board of Directors approved the acquisition of stock or the business combination before the person became an interested stockholder,
(2) the interested stockholder acquired 85% of the outstanding voting stock, excluding in the determination of outstanding stock any stock owned by individuals who are officers and directors of the corporation and any stock owned by certain employee stock plans, or (3) the business combination is approved after the person became an interested stockholder by voting stock which is not owned by the interested stockholder. Dr. Burzynski owns, either directly or beneficially, 15% or more of the Common Stock of the Company and may be an interested stockholder.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

      The Common Stock of the Company is traded on the OTC Bulletin Board under the symbol "BZYR." The following table sets forth high and low "Bid" prices of the shares of Common Stock of the Company for the periods indicated (as reported by the National Quotation Bureau).

                                                                    Bid Prices

                                                                  High       Low
                                                                  ----       ---

1996 First Quarter                                                .05      .02

1996 Second Quarter                                               .04      .04

1996 Third  Quarter                                               .04      .03

1996 Fourth Quarter                                               .03      .03

1997 First Quarter                                                .3125    .03

1997 Second Quarter                                               .125     .125

1997 Third Quarter                                                .125     .0625

1997 Fourth Quarter                                               .4375    .09

1998 First Quarter                                                .5625    .125

1998 Second Quarter                                               .25      .125

      The quotations set forth above reflect the inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

      As of November 20, 1997, there were approximately 2061 holders of record of the Company's Common Stock including those shares held in "street name." The Company believes that it has in excess of 2061 shareholders.

      The Company has never paid cash dividends on its Common Stock and the Board of Directors intends to retain all of its earnings, if any, to finance the development and expansion of its business. However, there can be no assurance that the Company can successfully expand its operations, or that such expansion will prove profitable. Future dividend policy will depend upon the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors.

ITEM 2. LEGAL PROCEEDINGS

      The Company is currently a party to the following legal proceedings:

Department of Health, State of Texas v. Dr. Burzynski and the Burzynski Research Institute.

      In January, 1992 the Department of Health of the State of Texas filed a lawsuit against the Company and Dr. Burzynski for injunctive relief and statutory fines and costs relating to the use of Dr. Burzynski's treatment, which was alleged to be a violation of state law. There has been very little activity in the case. The case has been on trial calendar for the past year and a half, but has continued by the agreement of the parties. The injunctive part of the case is largely moot insofar as at the present time all of Dr. Burzynski's patients are enrolled in FDA approved clinical trials or have FDA approval under special exceptions. The only part of the case which is not moot is the statutory damage claim, which is for attorney's fees, investigative costs, and administrative fines. Although, the statute provides for administrative fines up to $25,000 per day per violation, it is the opinion of the Company's legal counsel that it is extremely unlikely that the maximum statutory fine or anything close to it would be assessed by the trier of fact. The Company intends to vigorously defend the litigation and believes that the plaintiff will not prevail due to the fact that the Company's IND applications have been approved by the FDA and the Company is now conducting FDA-approved clinical trials.

Provident Life Insurance Company v. Stanislaw R. Burzynski and the Burzynski Research Institute.

      An action was filed by Provident Life, filed suit in Houston, Texas against Dr. Burzynski and the Company for the recovery of monies which Provident has paid to Dr. Burzynski for treatment of six of its insured. Provident is seeking to recover the funds plus attorneys' fees and other expenses. The amount of the claim, exclusive of attorneys' fees, is approximately $200,000. The trial of this action was completed on October 27, 1997. As of November 24, 1997, the trial judge has not rendered a verdict.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

      The Company has not had any disagreement with its independent auditors on any matter of accounting principles or practices or financial statement disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

      The Company has no recent sales of unregistered securities.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the Delaware General Corporation Law authorizes corporations organized thereunder, such as the Company, to indemnify directors and officers against liabilities which they may incur in their capacities as such, including judgments, fines, expenses and amounts paid in settlement of litigation. Said section provides that the indemnification authorized thereby is not exclusive of any other rights to which a director or officer may be entitled under any by-law, agreement, vote of shareholders or otherwise. The Company's by-laws provide for indemnification of the Company's directors and officers to the fullest extent permitted by law against any liabilities they may incur in their capacities as such.

                                    PART F/S

FINANCIAL STATEMENTS

      The Company's financial statements for the years ended February 29, 1996 and February 28, 1997, have been examined to the extent indicated in their reports by Seitz and DeMarco, P.C., independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein.

SEITZ & DEMARCO, P.C.

REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Stockholders of Burzynski Research Institute, Inc.

We have audited the accompanying balance sheets of Burzynski Research Institute, Inc. (a Delaware corporation) as of February 28, 1997 and February 29, 1996, and the related statements of operations, retained deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burzynski Research Institute, Inc. as of February 28, 1997 and February 29, 1996 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses from operations, has a working capital deficit and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ SEITZ & DEMARCO, P.C.
----------------------------
Seitz & DeMarco, P.C.
Certified Public Accountants


Houston, Texas
September 29, 1997


CERTIFIED PUBLIC ACCOUNTANTS

5625 FM 1960 West, Suite 505
Houston, Texas  77069-9969
Telephone: (281) 893-5657
Telephone: (800) 577-5657
Fax: (281) 893-2355


Members:

American Institute of Certified Public Accountants
Texas Society of Certified Public Accountants


BURZYNSKI RESEARCH INSTITUTE, INC.
BALANCE SHEETS
FEBRUARY 28, 1997 AND FEBRUARY 29, 1996

===========================================================================================================

                                                                                 1997              1996
                                                                            -----------        ------------

ASSETS

Current assets
    Cash and cash equivalents (Note 1) ..................................   $    15,716        $     5,945
    Accounts receivable (Note 11) .......................................       398,885            471,111
                                                                            -----------        -----------
        Total current assets ............................................       414,601            477,056
Property and equipment, net of accumulated depreciation
  and amortization (Notes 1, 3 and 7) ...................................       653,799            699,818
Other assets ............................................................         9,032             29,564
                                                                            -----------        -----------
        Total assets ....................................................   $ 1,077,432        $ 1,206,438
                                                                            ===========        ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

  Notes payable (Note 4) ................................................   $   164,000        $   164,000
  Current maturities of long-term debt (Note 5 and 10) ..................         2,796              3,282
  Current portion of capital lease obligations (Note 7) .................        65,066             92,238
  Accounts payable (Note 11) ............................................       576,777            133,380
  Accrued liabilities ...................................................       468,716            422,291
                                                                            -----------        -----------
        Total current liabilities .......................................     1,277,355            815,191

Long-term debt, less current maturities (Notes 5 and 10) ................        10,280             13,076
Capital lease obligation, less current portion (Note 7) .................       137,495            184,044
Commitments and contingencies (Notes 12 and 14) .........................          --                 --
                                                                            -----------        -----------
        Total liabilities ...............................................     1,425,130          1,012,311

Stockholders' equity (deficit)

  Common stock, $.001 par value; 200,000,000 shares authorized,
    131,289,444 shares issued and outstanding ...........................       131,289            131,289
  Additional paid-in capital ............................................       962,210            962,210
  Retained deficit ......................................................    (1,441,197)          (899,372)
                                                                            -----------        -----------

        Total stockholders' equity (deficit) ............................      (347,698)           194,127
                                                                            -----------        -----------


          Total liabilities and stockholders' equity ....................   $ 1,077,432        $ 1,206,438
                                                                            ===========        ===========


                The accompanying notes are an integral part of theses financial statements.


                                                    F-2



BURZYNSKI RESEARCH INSTITUTE, INC.
STATEMENTS OF OPERATIONS AND RETAINED DEFICIT
FOR THE YEARS ENDED FEBRUARY 28, 1997 AND FEBRUARY 29, 1996

==============================================================================================================

                                                                                1997                  1996
                                                                            -----------            -----------
Revenue (Note 9)
  Royalties .............................................................   $ 1,454,569            $ 1,538,735
  Rental income .........................................................       397,719                478,219
  Administrative services and supplies ..................................       930,266                916,817
  Other income ..........................................................           170                 15,223
                                                                            -----------            -----------
      Total revenue .....................................................     2,782,724              2,948,994

Operating expenses
  Cost of operations ....................................................     1,211,863              1,159,703
  General and administrative ............................................       884,288              1,096,867
  Research and development (Notes 1and 11) ..............................       993,947                461,094
  Depreciation (Note 3) .................................................       234,451                262,179
                                                                            -----------            -----------
      Total operating expenses ..........................................     3,324,549              2,979,843
                                                                            -----------            -----------
  Net loss before provision for tax .....................................      (541,825)               (30,849)
Provision for tax (Notes 1 and 8) .......................................          --                   19,650
                                                                            -----------            -----------
     Net loss ...........................................................      (541,825)               (50,499)

Retained deficit - beginning of year ....................................      (899,372)              (848,873)
                                                                            -----------            -----------
    Retained deficit - end of year ......................................   $(1,441,197)           $  (899,372)
                                                                            -----------            -----------
Earnings per share information:

Net loss per share ......................................................   $   (0.0041)           $   (0.0004)
                                                                            -----------            -----------


                The accompanying notes are an integral part of theses financial statements.


                                                    F-3



BURZYNSKI RESEARCH INSTITUTE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED FEBRUARY 28, 1997 AND FEBRUARY 29, 1996

===========================================================================================================

                                                                                1997                1996
                                                                             ---------           ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss ..............................................................    $(541,825)          $ (50,499)
  Adjustments to reconcile net income to
    net cash provided by operating activities:
      Depreciation ......................................................      234,451             262,179
  (Increase) decrease in
    Accounts receivable .................................................       72,226            (171,083)
    Other current assets ................................................         --               181,935
    Other assets ........................................................       20,532              (4,514)
    Increase (decrease) in
      Accounts payable ..................................................      443,397              74,705
      Accrued liabilities ...............................................       46,425             (94,458)
                                                                             ---------           ---------
  NET CASH PROVIDED BY OPERATING ACTIVITIES .............................      275,206             198,265

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment ...................................     (166,755)           (127,496)
                                                                             ---------           ---------
  NET CASH USED BY INVESTING ACTIVITIES .................................     (166,755)           (127,496)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from long-term debt ..........................................         --                17,500
  Payments on long-term debt ............................................       (3,282)             (1,142)
  Payments on short-term debt ...........................................         --               (10,000)
  Payments on capital lease obligations .................................      (95,398)            (79,842)
                                                                             ---------           ---------
  NET CASH USED BY FINANCING ACTIVITIES .................................      (98,680)            (73,484)
                                                                             ---------           ---------
  NET INCREASE (DECREASE) IN CASH .......................................        9,771              (2,715)

CASH AT BEGINNING OF YEAR ...............................................        5,945               8,660
                                                                             ---------           ---------
  CASH AT END OF YEAR ...................................................    $  15,716           $   5,945
                                                                             =========           =========

SUPPLEMENTAL CASH FLOW DISCLOSURES:
    Cash Paid During the Year For:
      Income taxes ......................................................    $  32,000           $    --
      Interest ..........................................................    $  36,097           $  41,926

SCHEDULE OF NON-CASH FINANCING ACTIVITIES:
  Equipment acquired under capital lease obligation .....................    $  21,677           $ 194,674


                The accompanying notes are an integral part of theses financial statements.


                                                    F-4

BURZYNSKI RESEARCH INSTITUTE, INC.

NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 1997 AND FEBRUARY 29, 1996


PAGE ONE
--------------------------------------------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BUSINESS ACTIVITY

     The Company holds the exclusive right in the United States, Canada and Mexico to use, manufacture, develop, sell, distribute, sublicense and otherwise exploit all the rights, titles and interest in antineoplaston drugs used in the treatment of cancer and other diseases, once the drug is approved for sale by the United States Federal Drug Administration. The Company is primarily engaged as a research and development facility of drugs currently being tested for the use in the treatment of cancer and other diseases, and provides chemical analytical consulting services.

     CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

     PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets which range from 5 to 31.5 years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized; maintenance and repairs are charged against earnings as incurred. Upon disposal of assets, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized currently.

     INCOME TAXES

     The Company uses the liability method of accounting for income taxes, under which deferred income taxes are recognized for the tax consequences of temporary differences by applying the enacted statutory tax rate applicable to future years to differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

     RESEARCH AND DEVELOPMENT

     Research and development cost are charged to operations in the year incurred. Equipment used in research and development activities, which have alternative uses, are capitalized.

BURZYNSKI RESEARCH INSTITUTE, INC.

NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 1997 AND FEBRUARY 29, 1996


PAGE TWO
--------------------------------------------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

     MANAGEMENT ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

2. BASIS OF PRESENTATION:

     The Company has prepared its financial statements on the basis that it will continue as a going concern. As of February 28, 1997, the Company had a working capital deficit of approximately $863,000, an accumulated deficit of approximately $1,440,000 and for the years ended February 28, 1997 and February 29, 1996, the Company incurred losses of approximately $542,000 and $50,499, respectively. Effective March 1, 1997 the Company entered into an agreement with Stanislaw R. Burzynski M.D., Ph.D. in which Dr. Burzynski agreed to fund the basic research costs, FDA related costs and provide research and lab space for one year. Also, it is the intention of the directors and management to seek additional capital through the sale of securities. The proceeds from such sales will be used to fund the Company's operating deficit until it achieves positive operating cash flow. There can be no assurance that the Company will be able to raise such additional capital.

3. PROPERTY AND EQUIPMENT:

     Property and equipment consisted of the following:

                                        Estimated
                                       Useful Lives       1997          1996
                                      ---------------  -----------  -----------
     Production equipment ........... 5  - 10   years  $ 3,259,622  $ 3,259,622
     Leasehold improvements ......... 5  - 31.5 years    1,568,442    1,528,780
     Furniture and equipment ........ 5  - 10   years      603,367      321,691
     Equipment under capital lease .. 4  -  5   years      288,943      422,019
                                                       -----------  -----------
        Total property and equipment.                    5,720,374    5,532,112
     Accumulated depreciation and
       amortization .................                   (5,066,575)  (4,832,294)
                                                       -----------  -----------
                                                       $   653,799  $   699,818
                                                       ===========  ===========

     Depreciation and amortization expense for the years ended February 28, 1997 and February 29, 1996 was $234,451 and $262,179, respectively.

BURZYNSKI RESEARCH INSTITUTE, INC.

NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 1997 AND FEBRUARY 29, 1996


PAGE THREE
--------------------------------------------------------------------------------


4. NOTES PAYABLE:

     Notes payable consisted of the following:

                                                              1997        1996
                                                            --------    --------
     Note payable to an individual dated April 27,
     1992, unsecured, bearing interest of 6.75% due
     annually. The note is due on demand................    $100,000    $100,000

     Note payable to an individual dated August 11,
     1992, unsecured, bearing no interest due on
     demand, with monthly principal payments of
     $2,000 if funds are available. ....................      64,000      64,000
                                                            --------    --------
                                                            $164,000    $164,000
                                                            ========    ========

5. LONG-TERM DEBT:

     Long-term debt consisted of the following:

                                                              1997        1996
                                                            --------    --------
     Note payable to a bank dated November 25,
     1994, unsecured, and bearing interest at
     the banks base rate plus 3.45% (approximately
     12%) due in 36 monthly installments beginning
     November 25, 1995 of 3% of the unpaid balance
     plus interest with any unpaid balance due
     November 25, 1998. The note is guaranteed by
     the Company's majority shareholder. ...............    $ 13,076    $ 16,358
     Less:  Current maturities .........................       2,796       3,282
                                                            --------    --------
                                                            $ 10,280    $ 13,076
                                                            ========    ========

6. EMPLOYEE BENEFITS:

     The Company has a self funded employee benefit plan providing health care benefits for all its employees. It also provides for them group dental insurance, short-term and long-term disability insurance, and life insurance. The Company pays 100% of the cost for its employees and 50% of any dependent coverage. The plan has a $200 deductible and a maximum life time benefit of $1,000,000 per covered participant. Due to stop-loss insurance, benefits payable by the Company are limited to $12,500 per person during the policy year. The Company charged to operations a provision of $97,257 for 1997 and $97,073 for 1996, which represents the sum of actual claims paid and an estimate of liabilities relating to claims, both asserted and unasserted, resulting from incidents that occurred during the year.

BURZYNSKI RESEARCH INSTITUTE, INC.

NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 1997 AND FEBRUARY 29, 1996


PAGE FOUR
--------------------------------------------------------------------------------


7. LEASES COMMITMENTS:

     The Company leases certain equipment under agreements which are classified as capital leases. Cost and accumulated amortization of such assets totaled $288,943 and $422,019; $144,571 and $185,613, respectively, as of February
     28, 1997 and February 29, 1996. Future minimum lease payments under noncancelable lease agreements are as follows:

          Fiscal year ending
          February 28 or 29:
          ------------------
                 1998 .............................................    $ 84,260
                 1999 .............................................      76,775
                 2000 .............................................      60,932
                 2001 .............................................      16,348
                 2002 .............................................         386
                                                                       --------
     Total future minimum lease payments ..........................     238,701
     Less amount representing interest ............................      36,140
                                                                       --------
     Present value of future minimum lease payments ...............     202,561
     Less current portion of capital lease obligations ............      65,066
                                                                       --------
     Long-term capital lease obligations ..........................    $137,495
                                                                       ========

     The Company leases production facilities, office space and equipment under agreements which are classified as operating leases. Rent expense incurred under these leases was approximately $206,399 and $312,878 for the years ended February 28, 1997 and February 29, 1996, respectively. The leases for the production facilities and the office space were terminated effective March 1, 1997. All other lease agreements are all on a month to month basis.

8. INCOME TAXES:

     The actual income tax benefit attributable to the Company's losses for the years ended February 28, 1997 and February 29, 1996, differ from the amounts computed by applying the U.S. federal income tax rate of 34% to the pretax loss as a result of the following:

                                                         1997             1996
                                                      ----------       ---------
     Expected benefit ............................    $(184,220)       $(10,489)
     Nondeductible expenses ......................        1,509             319
     Change in valuation allowance ...............      182,711          10,170
     State franchise tax .........................         --            19,650
                                                      ---------        --------
          Income tax expense (benefit) ...........    $    --          $ 19,650
                                                      =========        ========

BURZYNSKI RESEARCH INSTITUTE, INC.

NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 1997 AND FEBRUARY 29, 1996


PAGE FIVE
--------------------------------------------------------------------------------


8. INCOME TAXES, CONTINUED:

     The components of the Company's deferred income tax assets as of February 28, 1997 and February 29, 1996 were as follows:

                                                            1997         1996
                                                         ---------    ---------
     Deferred tax assets:
       Net operating loss carryforwards ...............  $ 317,738    $ 140,702
       Excess book depreciation .......................     26,416       21,501
       Accrued expenses ...............................     90,615       89,855
         Alternative minimum tax credit carryforwards .     42,603       42,603
                                                         ---------    ---------
             Total deferred tax assets ................    477,372      294,661
             Less valuation allowance .................   (477,372)    (294,661)
                                                         ---------    ---------
                  Net deferred tax assets .............  $    --      $    --
                                                         =========    ==========

     The Company's ability to utilize net operating loss carryforwards and alternative minimum tax credit carryforwards will depend on its ability to generate adequate future taxable income. The Company has no historical earnings on which to base an expectation of future taxable income. Accordingly, a valuation allowance for the total deferred tax assets has been provided.

     The Company has net operating loss carryforwards available to offset future income in the amounts of $925,699 as of February 28, 1997. The net operating loss carryforwards expire as follows:

         Year ending February 28, or 29,
         -------------------------------
                     2007 ....................................     $ 18,371
                     2008 ....................................      383,639
                     2011 ....................................       11,818
                     2012 ....................................      511,871

     The Company has alternative minimum tax credit carryforwards of $42,603 and investment tax credit carryforwards of $22,757. The investment tax credit carryforwards expire between February 28, 1999 and February 28, 2001.

BURZYNSKI RESEARCH INSTITUTE, INC.

NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 1997 AND FEBRUARY 29, 1996
PAGE SIX

--------------------------------------------------------------------------------


9.   ECONOMIC DEPENDENCY:

     The Company received the majority of its income from royalty, rent, administrative service and supply agreements with Stanislaw Burzynski, M.D., Ph.D. The following is a summary of the revenue received from Stanislaw Burzynski, M.D., Ph.D.:

                                                       1997            1996
                                                  -----------       -----------

         Royalties                                $ 1,454,569       $ 1,538,735
         Rental income                                397,719           478,219
         Administrative services and supplies         930,266           916,817
                                                  -----------       -----------
                  Total revenue received          $ 2,782,554       $ 2,933,771
                                                  ===========       ===========

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     Information regarding those financial instruments with fair values not equal to their carrying value, none of which are held for trading purposes, are as follows:

                                                 1997                1996
                                          ------------------  ------------------
                                          Carrying   Fair     Carrying   Fair
                                           Amount    Value     Amount    Value
                                          --------  --------  --------  --------
     Noninterest bearing note payable     $ 64,000  $ 58,420  $ 64,000  $ 58,420
                                          ========  ========  ========  ========

11.  RELATED PARTY TRANSACTIONS:

     Stanislaw Burzynski, M.D., Ph.D., is President, Chairman of the Board and owner of over 80% of the Company's outstanding stock. Dr. Burzynski also is the inventor and original patent holder of certain drug products known as "antineoplastons". The Company has entered into a license agreement with Dr. Burzynski which gives the Company the exclusive right in the United States, Canada and Mexico to use, manufacture, develop, sell, distribute, sublicense and otherwise exploit all of his rights, titles and interests in antineoplaston drugs used in the treatment of cancer, including but not limited to any patent rights which may be granted in these countries. The license is terminable at the option of Dr. Burzynski, if he is removed as Chairman of the Board or President of the Company, or if any shareholder or group of shareholders acting in concert becomes the beneficial owner of the Company's securities having voting power equal to or greater than the voting power of the securities held by him. This license agreement was amended on March 1, 1990 by granting to Dr. Burzynski the limited right to manufacture, use, and exploit antineoplastons in the Company's exclusive territory solely for the purpose of enabling Dr. Burzynski to treat patients in his medical practice until the date on which the United States Federal Drug Administration approves the sale of antineoplastons for the treatment of cancer in the United States.

BURZYNSKI RESEARCH INSTITUTE, INC.

NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 1997 AND FEBRUARY 29, 1996
PAGE SEVEN

--------------------------------------------------------------------------------


11.  RELATED PARTY TRANSACTIONS, CONTINUED:

     Effective January 23, 1992, the Company restructured its relationship with Dr. Burzynski. As a result of the restructuring, all manufacturing was transferred to Dr. Burzynski's medical practice and the Company began operating solely as a research and development facility of antineoplastons for the use in the treatment of cancer and other diseases, and also provides chemical analytical consulting services.

     In conjunction with the restructuring Dr. Burzynski entered into the following agreements:

          Personal property lease by the Company to Dr. Burzynski covering equipment and maintenance of property located at 12707 Trinity Drive, Stafford, Texas.

          Sublease by the Company to Dr. Burzynski covering premises leased by the Company at 12707 Trinity Drive, Stafford, Texas.

          A Sublease by the Company to Dr. Burzynski of certain equipment located at its Corporate offices in Houston, Texas, used by the Company for its Department of Medicine and certain administrative functions.

          An agreement, whereby Dr. Burzynski agreed to pay for shared services to the Company. The agreement consists of the following:

               1. 60% of the Company's payroll, including IRS and unemployment taxes;

               2. 60% of Company's employees insurance, including medical, dental, life, disability and worker's compensation;

               3. 17% of gross clinic revenues for treatment in the U.S., Canada and Mexico, excluding consultations, office visits, sales and rental of pharmaceutical equipment and medicine and chemicals produced for the Company.

          The following is a summary of the transactions between the Company and Dr. Burzynski:

                                                          1997           1996
                                                      -----------    -----------
          Royalties, rents, administrative
            services and supplies bill to
            Dr. Burzynski                             $ 2,782,554    $ 2,933,771

          Amounts due from Dr. Burzynski for
            billings recorded in accounts
            receivable at year end                        398,885        471,111

          Payments made to Dr. Burzynski for 20%
            of the cost of chemicals used in clinical
            trials being conducted by Dr. Burzynski
            from March 1, 1996 to February 28, 1997.      593,242           --

BURZYNSKI RESEARCH INSTITUTE, INC.

NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 1997 AND FEBRUARY 29, 1996
PAGE EIGHT

--------------------------------------------------------------------------------


11.  RELATED PARTY TRANSACTIONS, CONTINUED:

                                                           1997         1996
                                                          -------       ----
          Company expenses paid by Dr. Burzynski
            for legal fees, rent, and security services   345,500        --

          Amounts due Dr. Burzynski for expense paid
            record in accounts payable at year end        345,500        --

          Short term loans made to the Company by
            Dr. Burzynski during the year                  24,300        --

          Repayment of short term loans made by
            Dr. Burzynski during the year                  24,300        --

          Interest paid to Dr. Burzynski for short
            term loans during the year                        178        --


12.  LITIGATION MATTERS:

     In January, 1992 the Department of Health of the State of Texas (DOH) filed a lawsuit against Burzynski Research Institute, Inc. and Dr. Burzynski for injunctive relief and statutory fines and costs relating to the use of Dr. Burzynski's treatment which was alleged to be a violation of state law. There has been very little activity in the case. The case has been on the trial calendar for the past year and a half, but has been continued by the agreement of the parties. The injunctive part of the case is largely moot insofar as at the present time all of Dr. Burzynski's patients are enrolled in FDA approved clinical trials or have FDA approval under special exceptions.

     The only part of the case which is not moot is the statutory damage claim, which is for attorney's fees, investigative costs, and administrative fines. Although, the statute provides for administrative fines up to $25,000 per day per violation, it is the opinion of the Company's legal counsel that it is extremely unlikely that the maximum statutory fine or anything close to it would be assessed by the trier of fact.

     Management intends to vigorously defend this case unless an amicable settlement can be reached prior to trial. It is the opinion of the Company's legal counsel that the case will settled on favorable terms.

     The Company is involved in other lawsuits arising in the ordinary course of business. In the opinion of the Company's legal counsel and management, any liability resulting from such litigation would not be material in relation to the Company's financial position.

BURZYNSKI RESEARCH INSTITUTE, INC.

NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 1997 AND FEBRUARY 29, 1996
PAGE NINE

--------------------------------------------------------------------------------

13.  SUBSEQUENT EVENTS:

     Effective March 1, 1997 the Company ("BRI") entered into a research funding agreement with Stanislaw R. Burzynski, M.D.Ph.D.("SRB") and terminated all of the agreements entered into on January 23, 1992 more fully described in note 11. The research funding agreement states that SRB is the inventor and original patent holder of certain drug products known as "antineoplastons" and BRI owns the rights to exploit "antineoplastons" for the treatment of cancer in the United States, Canada and Mexico. It also states that none of the drug formulations are currently approved for interstate marketing by the U.S. Food and Drug Administration, ("FDA") but SRB is currently the principal investigator of approximately 74 FDA approved clinical trials, the purpose of the clinical trials is to obtain said FDA approval; and it is mutually advantageous that basic science research continue to develop, refine and improve antineoplastons. BRI is willing to undertake such research but does not currently have sufficient funds to conduct the research, and SRB is willing to fund such research until a permanent source of financing is obtained.

     The parties agreed to the following:

     1. BRI agrees to undertake all scientific research in connection with the development of new or improved antineoplastons for the treatment of cancer and other diseases. BRI will hire such personnel as is required to fulfill its obligations under the agreement.

     2. SRB agrees to fund in its entirety all basic research which BRI undertakes in connection with the development of other antineoplastons or refinements to existing antineoplastons for the treatment of cancer and other diseases.

     3. As FDA approval of antineoplastons will benefit both parties, SRB agrees to pay the expenses to conduct the clinical trials for BRI.

     4. SRB agrees to provide BRI such laboratory and research space as BRI needs at the Trinity Drive facility in Stafford, Texas, and such office space as is necessary at Trinity Drive and at 12000 Richmond Avenue facility, at no charge to BRI.

     5. SRB may fulfill its obligations in part by providing such administrative staff as is necessary for BRI to manage its business, at no cost to BRI.

     6. SRB agrees to pay the full amount of the monthly and annual budget or expenses for the operation of BRI, together with such other unanticipated but necessary expenses which BRI incurs. Payments from SRB to BRI of the monthly budget shall be made in two equal installments on the first and fifteenth of each month

BURZYNSKI RESEARCH INSTITUTE, INC.

NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 1997 AND FEBRUARY 29, 1996
PAGE TEN

--------------------------------------------------------------------------------


13.  SUBSEQUENT EVENTS, CONTINUED:

     7. In the event the research described in the agreement results in the approval of any additional patents, SRB shall own all such patents, but shall license to BRI the patents based on the same terms, conditions and limitations as is in the current license between the parties.

     8. SRB shall have unlimited and free access to all equipment which BRI owns, so long as such use is not in conflict with BRI's use of such equipment, including without limitation to all equipment used in manufacturing of antineoplastons used in the clinical trials.

     9. The amounts which SRB is obligated to pay under the agreement shall be reduced dollar for dollar by the following:

          a. Any income which BRI receives for services provided to other companies for research and/or development of other products, less such identifiable marginal or additional expenses necessary to produce such income (such as purchase of chemicals, products or equipment solely necessary to engage in such other research and development activity).

          b. The net proceeds of any stock offering or private placement which BRI receives during the term of the agreement up to a maximum of $1,000,000 in a given BRI fiscal year.

    10. The initial term of the agreement is one year. The agreement will be automatically renewable for three additional one year terms, unless one party notifies the other party at least ninety days prior to the expiration of the term of the agreement of its intention not to renew the agreement.

    11. The agreement shall automatically terminate in the event that SRB owns less than fifty percent of the outstanding shares of BRI, or is removed as President and or Chairman of the Board of BRI, unless SRB notifies BRI in writing his intention to continue the agreement notwithstanding this automatic termination provision.

BURZYNSKI RESEARCH INSTITUTE, INC.

NOTES TO FINANCIAL STATEMENTS
FEBRUARY 28, 1997 AND FEBRUARY 29, 1996
PAGE ELEVEN

--------------------------------------------------------------------------------


14.  COMMITMENTS:

     On March 25, 1997 the Company entered into a royalty agreement with Stanislaw R. Burzynski, M.D.,Ph.D., whereby Dr. Burzynski will undertake to continue to be the principal clinical investigator of FDA approved clinical trials, which trials are necessary for obtaining FDA approval for interstate marketing and distribution of antineoplastons. Upon receiving FDA approval for interstate marketing and distribution, the Company agrees to pay to Dr. Burzynski a royalty interest equivalent to 10% (ten percent) of the Company's gross income, which royalty interest shall include gross receipts from all future sales, distributions and manufacture of antineoplastons. Dr. Burzynski will have the right to either produce antineoplaston products for use in his medical practice to treat up to 1,000 patients without paying any fees to the Company, or purchase from the Company antineoplaston products for use in his medical practice to treat up to 1,000 patients at a price of the Company's cost to produce the antineoplaston products plus 10% (ten percent). Dr. Burzynski will also have the right to either lease or purchase all the manufacturing equipment located at 12707 Trinity Drive, Stafford, Texas at a fair market price. The Company will have the right to produce all antineoplaston products to be sold or distributed in the U.S., Canada and Mexico for the treatment of cancer. The Company will also have the right to lease from Dr. Burzynski the entire premise located at 12707 Trinity Drive, Stafford, Texas at arms-length terms at rates competitive with those available in the market at that time, provided that Dr. Burzynski does not need the facility for his use.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

EXHIBIT NO.                             EXHIBIT NAME
-----------                             ------------

    (3)     i.    Certificate of Incorporation of Surviving Corporation
            ii.   Certificate of Merger
            iii.  Certificate of Amendment of Certificate of Incorporation
            iv.   Amended By-laws

    (10)    Material Contracts

            1. License Agreement effective as of June 29, 1983 by and between Dr. Burzynski and the Company

            2. Amended License Agreement dated April 2, 1984 by and between Dr. Burzynski and the Company

            3. Second Amended License Agreement dated March 1, 1990 by and between Dr. Burzynski and the Company

            4. Research Funding Agreement effective as of March 1, 1997 by and between Dr. Burzynski and the Company

            5. Royalty Agreement dated March 25, 1997 by and between Dr. Burzynski and the Company

            6. First Amended Royalty Agreement dated September 29, 1997 by and between Dr. Burzynski and the Company

    (24)   Power of Attorney (Included with the Signature Page)

    (27)   Financial Data Schedules

      There were no reports on Form 8-K filed by the Company during the last quarter of the year ended February 28, 1996.

ITEM 2. DESCRIPTION OF EXHIBITS

      See Item 1 set forth above.

                                   SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    Burzynski Research Institute, Inc.

                                    by:   /s/ STANISLAW R. BURZYNSKI
                                          ----------------------------------
                                          Stanislaw R. Burzynski, President,
                                          Chairman of the Board and Director

                                    Date:       November 25, 1997

      Each person whose signature appears below constitutes and appoints Dr. Burzynski his/her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, severally, for him/her in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1934, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ STANISLAW R. BURZYNSKI                            Date:   November 25, 1997
---------------------------------------------
Stanislaw R. Burzynski
President, Chairman of the Board and Director

/s/ TADEUSZ BURZYNSKI                                 Date:   November 25, 1997
---------------------------------------------
Tadeusz Burzynski
Senior Vice President and Director

/s/ DEAN MOUSCHER                                     Date:   November 25, 1997
---------------------------------------------
Dean Mouscher
Secretary

/s/ BARBARA BURZYNSKI                                 Date:   November 25, 1997
---------------------------------------------
Barbara Burzynski
Director

/s/ MICHAEL H. DRISCOLL                               Date:   November 25, 1997
---------------------------------------------
Michael H. Driscoll
Director

/s/ CARLTON HAZELWOOD                                 Date:   November 25, 1997
---------------------------------------------
Carlton Hazelwood
Director

                                  EXHIBIT INDEX


EXHIBIT NO.                       DESCRIPTION
-----------                       -----------

     (3)  i. Certificate of Incorporation of Surviving Corporation

         ii. Certificate of Merger

        iii. Certificate of Amendment of Certificate of Incorporation

         iv. Amended By-laws

     (10) Material Contracts

          i. License Agreement effective as of June 29, 1983 by and between Dr. Burzynski and the Company

         ii. Amended License Agreement dated April 2, 1984 by and between Dr. Burzynski and the Company

        iii. Second Amended License Agreement dated March 1, 1990 by and between Dr. Burzynski and the Company

         iv. Research Funding Agreement effective as of March 1, 1997 by and between Dr. Burzynski and the Company

          v. Royalty Agreement dated March 25, 1997 by and between Dr. Burzynski and the Company

         vi. First Amended Royalty Agreement dated September 29, 1997 by and between Dr. Burzynski and the Company

     (24) Power of Attorney (included with the Signature Page)

     (27) Financial Data Schedules